FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

For the six months ended June 30, 2005

Cableuropa, S.A.U.

(Registrant’s name)

333-10976

(Commission file number)

Edificio Belagua, calle Basauri 7-9,

Urbanización La Florida

28023 Aravaca,

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):    N/A

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(€ thousand)

(Unaudited)

		At June 30,	At December 31,
	Note	2005	2004
ASSETS

Current assets
Cash		1,701	4,064
Short-term investments, net	2	38,376	9,475
Accounts receivable, net	3	64,905	54,142
Other current assets		2,790	966

Total current assets		107,772	68,647

Fixed assets
Start-up costs, net	4	9,275	10,228
Intangible assets, net	5	185,951	170,719
Tangible assets, net	6	1,704,291	1,414,422
Financial assets	7	291,090	280,564

Goodwill on consolidation	8	229,434	171,058

Deferred expenses, net		59,284	33,053

Total assets		2,587,097	2,148,691

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short term debt	9	75,217	30,754
Accrued interest expense	9	17,946	15,443
Accounts payable	10	293,368	257,838
Other current liabilities		15,569	17,507

Total current liabilities		402,100	321,542

Long term debt	9	1,386,938	1,133,329

Other long term liabilities	11	28,796	46,060

Commitments and contingencies	12	10,658	9,213

Shareholders’ equity
Common stock	13	1,087,897	891,168
Share premium		337,746	337,746
Negative reserve	13	(49,340)	—
Accumulated deficit, beginning of period		(590,367)	(509,188)
Net (loss) / profit for the period		(27,331)	(81,179)

Total shareholders’ equity		758,605	638,547

Total liabilities and shareholders’ equity		2,587,097	2,148,691

The accompanying notes are an integral part of these condensed consolidated financial statements.

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

(€ thousand)

(Unaudited)

		Six months ended
	Note	June 30, 2005	June 30, 2004
Revenues
Telephony		130,966	103,507
Television		66,975	50,135
Internet		64,780	42,170
Business and other services		28,405	18,226
		291,126	214,038
Operating expenses
Cost of services		79,199	62,914
Selling, general and administrative expenses		106,301	78,821
Less costs capitalized as property and equipment		(11,137)	(9,171)
Depreciation and amortization		69,177	48,304

Total operating expenses		243,540	180,868

Operating profit		47,586	33,170

Amortization of goodwill		(9,870)	(6,695)
Net financial expense		(57,370)	(54,022)

Loss from ordinary activities		(19,654)	(27,547)

Extraordinary loss due to refinancing of the former senior bank facility	14	(18,266)	—
Other extraordinary items, net		11,458	(61,592)
Net extraordinary (expense) / income		(6,808)	(61,592)

Loss before income taxes and minority interests		(26,462)	(89,139)

Income taxes credit		(869)	26,375

Loss before minority interests		(27,331)	(62,764)

Loss attributed to minority interests		—	2,104

Net loss for the period		(27,331)	(60,660)

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ thousand)

(Unaudited)

	€ thousand
	Six months ended
	June 30, 2005	June 30, 2004
Operating activities
Net (loss) / profit	(27,331)	(60,660)
Adjustments to reconcile net loss to net cash used provided by activities
Depreciation and amortization*	79,049	55,000
Amortization and write off of deferred expenses	25,173	30,907
Deferred expenses	(4,687)	—
Start-up costs, net	—	(5,509)
Commitments and contingencies	563	(2,147)
Tax (credit) / charge	869	(26,375)
Loss / (gain) on Notes repurchase	—	36,801
(Loss) / profit attributed to minority interests	—	(2,104)
Exchange rate difference in long term debt	(13,924)	—
Other	3,986	4,240

Changes in operating assets and liabilities
Short term investments	9,410	4,057
Accounts receivable	(10,763)	14,310
Other current assets	(1,656)	110
Accounts payable	25,529	(2,650)
Accrued interest and other current liabilities	(166)	(7,869)
Changes in working capital due to changes in consolidation perimeter	(46,118)	—
Net cash provided by / (used in) operating activities	39,934	38,111

Investing activities:
Purchases of property and equipment	(115,815)	(94,839)
Purchases of intangible assets and leasehold improvements	(2,897)	(2,528)
Proceeds from sale of fixed assets	(1)	1,015
Financial assets	31	(13)
Net cash used in investing activities	(118,682)	(96,365)

Financing activities
Cash contributions from shareholders	—	656
Drawdowns on Senior bank facility, net	63,398	65,000
Short term credit lines	42,488	14,387
States subsidies	9,975	778
Debt related to Notes issuance, net	—	273,173
Cancellation of debt related to Notes	—	(276,135)
Financial instruments	—	(19,861)
Other debt	(1,165)	—
Net cash provided by financing activities	114,696	57,998

Increase / (decrease) in cash and cash equivalents	35,948	(256)
Cash and cash equivalents at beginning of period	4,093	1,317
Cash and cash equivalents at end of period	40,041	1,061

(*)           Includes amortization of goodwill

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(€ thousand, except share data)

(Unaudited)

	Number of shares	Common stock	Share premium	Negative reserve	Accumulated deficit	Net profit / (loss) for the period	Total

Balance, December 31, 2004	891,167,929	891,168	337,746	—	(509,188)	(81,179)	638,547
Transfer of 2004 net loss	—	—	—	—	(81,179)	81,179	—
Capital increase	196,728,848	196,729	—	(49,340)	—	—	147,389
Net loss for the six-months period	—	—	—	—	—	(27,331)	(27,331)
Balance, June 30, 2005	1,087,896,777	1,087,897	337,746	(49,340)	(590,367)	(27,331)	758,605

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005

(€ thousand, except otherwise indicated)

(Unaudited for figures at June 30, 2005)

1.             BASIS OF PRESENTATION

The primary activity of Cableuropa, S.A.U. and its consolidated subsidiaries (the Group), which operate under the ONO brand, is the operation of broadband cable television and telecommunications networks in Spain.

The accompanying condensed consolidated unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Spain for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in Spain for complete financial statements, but in the opinion of management, they reflect all adjustments considered necessary (consisting of normal recurring items) for a fair presentation of the Group’s consolidated financial statements position and results of operations for the periods presented. These financial statements should be read in conjunction with the Group’s Form 20-F for the year ended December 31, 2004. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The accompanying unaudited condensed consolidated financial statements as of June 30, 2005 are prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”). The format has been modified to adapt it to the format used in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Accounting policies

For a description of the accounting policies applied in the preparation of these condensed consolidated financial statements see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. (“Retecal”)

In March 2005 Cableuropa, S.A.U. conducted a capital increase entirely subscribed by Grupo Corporativo ONO, S.A. (“GCO”) by contributing its shares representing 100% of the common stock of Retecal.  As a consequence of the merger of Cableuropa S.A.U. with some of its subsidiaries including Retecal (see note 15) formalized in July 2005 with accounting effects January 1, 2005, the accompanying consolidated statement of profit and loss includes the results generated by Retecal since January 1, 2005. This should be taken into account when comparing the information.

As of January 1, 2005 the consolidated balance sheet of Retecal and its subsidiaries was as follows:

At January 1,
2005
ASSETS
Current assets
Cash	176
Short-term investments, net	12,901
Accounts receivable, net	8,445
Other current assets	1,635

Total current assets	23,157

Fixed assets
Start-up costs, net	985
Intangible assets, net	20,490
Tangible assets, net	244,370
Financial assets	11,426

Goodwill on consolidation	42

Deferred expenses, net	3,103

Total assets	303,573

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short term debt	1,729
Accrued interest expense	31
Accounts payable	69,243

Total current liabilities	71,003

Long term debt	148,921

Other long term liabilities	3,582

Commitments and contingencies	882

Participative loan	32,200

Shareholders’ equity
Common stock	161,712
Share premium	1
Accumulated deficit, beginning of period	(114,728)

Total shareholders’ equity	46,985

Total liabilities and shareholders’ equity	303,573

2.             SHORT-TERM INVESTMENTS, NET

	€ thousand
	June 30, 2005	December 31, 2004

Investment in non consolidated companies	2,202	2,202
Option	682	—
Other short term investments	38,376	9,475
Provisions	(2,884)	(2,202)

Short term investments, net	38,376	9,475

Option

In May 2005 the Group purchased two euro call/USD put option with the strike at USD 1.18 per euro 1.00 and final maturity on February 10, 2006 covering the principal amount of USD 63.0 million. This amount corresponds with the outstanding 2011 Notes denominated in USD, which have a first call date of February 2006, together with the relevant call premium. The cost of this option was euro 0.7 million. The option has been fully provided for according to its market value as of that date.

Other short term investments mainly comprises short term cash deposits to comply with the 2010 Notes first call commitment (see note 15).

3.             ACCOUNTS RECEIVABLE, NET

	€ thousand
	June 30, 2005	December 31, 2004

Receivables from related parties	1,925	1,995
Accounts receivable and other debtors	66,458	46,866
Tax receivables	20,799	18,524
Allowance for doubtful accounts	(24,277)	(13,243)

Accounts receivable, net	64,905	54,142

4.             START-UP COSTS, NET

	€ thousand
	June 30, 2005	December 31, 2004

Stock issuance costs, net	5,732	6,462
Leasehold improvements	3,543	3,766

Start-up costs, net	9,275	10,228

5.             INTANGIBLE ASSETS, NET

	€ thousand
	June 30, 2005	December 31, 2004

Goodwill (see note 8)	208,438	193,334
Franchise acquisition costs	12,651	12,128
Computer software	48,312	42,752
Finance leases	7,211	1,911
Broadcast rights	733	—
Other intangible fixed assets	1,887	880
Total cost	279,232	251,005

Accumulated amortization	(93,281)	(78,549)

Provisions	—	(1,737)

Intangible assets, net	185,951	170,719

6.             TANGIBLE ASSETS, NET

	€ thousand
	June 30, 2005	December 31, 2004

Network and technical equipment	2,036,562	1,658,804
Computer hardware	51,099	49,856
Other tangible fixed assets	33,089	16,078

Total operating tangible fixed assets	2,120,750	1,724,738

Payments on account and assets in course of construction	50,991	42,404

Total cost	2,171,741	1,767,142

Accumulated amortization	(403,275)	(289,408)

Provisions	(64,175)	(63,312)

Tangible assets, net	1,704,291	1,414,422

7.             FINANCIAL ASSETS

	€ thousand
	June 30, 2005	December 31, 2004

Tax credit net of tax liabilities	254,069	242,756
Tax credit from related parties	35,647	36,516
Other financial investments	1,374	1,292

Financial assets	291,090	280,564

8.             GOODWILL ON CONSOLIDATION

Goodwill on consolidation registered until December 31, 2004 principally arose as a result of the Group’s corporate reorganizations in previous years whereby the parent company, Cableuropa, S.A.U., acquired additional shareholdings in its Spanish subsidiaries. Additionally in the first quarter of 2005 the Group has recorded a new Goodwill on consolidation amounting to euro 68.2 million related to the contribution of 100% of the shares of Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. to the Cableuropa Group (see note 13).

Goodwill included in the caption Intangible assets consists mainly of transfers of goodwill on consolidation as a result of the vertical mergers among Cableuropa, S.A.U. and its subsidiaries.

9.             SHORT AND LONG TERM DEBT

	€ thousand
Type of debt	Average interest rate during 2005	Maximum available as of June 30,2005	Short term debt as of June 30,2005	Long term debt as of June 30, 2005	Total debt	Accrued interest expenses

Debt with credit entities:

Senior bank facility	4,65%	1,000,000	—	878,000	878,000	2,895
Leasing	4,85%	—	1,684	2,319	4,003	—
Mortgage loan	3,53%	2,830	—	2,777	2,777	—
Other credit facilities	3,13%	68,500	70,273	—	70,273	388

			71,957	883,096	955,053	3,283

Other debt:

Debt related to Notes issued			—	462,399	462,399	14,663
State subsidies and other			3,260	41,443	44,703	—

Total other debt			3,260	503,842	507,102	14,663

			75,217	1,386,938	1,462,155	17,946

a)             Senior bank facility

On February 9, 2005, Cableuropa, S.A.U. and Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. as borrowers and both companies and their subsidiaries as guarantors, entered into an agreement with a series of banks as arrangers of a senior bank facility to provide financing of up to euro 1,250 million. The facility bears interest at Euribor plus a margin and its final maturity date is December 31, 2012.

The facility is intended to fund the refinancing of the former senior bank facilities of Cableuropa, S.A.U. and Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U., the refinancing of certain bank guarantees counterguaranteeing part of Group’s subsidized financing and to fund the network construction, capital expenditure and working capital requirements in accordance with the agreed business plan.

Arrangement and underwriting fees paid have been accounted for as deferred expenses. A commitment fee on the undrawn amount is payable quarterly in arrears. Facility agent and security agent fees are also payable.

As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•      Cableuropa’s own shares and the shares of its subsidiaries and of Retecal;

•      insurance policies; and

•      charges over certain subordinated debt

The granting of these security interests is a condition precedent for availability.

The senior bank facility also contains other terms, including terms providing for voluntary prepayment; mandatory prepayment in certain circumstances; financial and performance covenants; covenants which, among other things, limit certain transactions and events of default in certain circumstances.

b)             Other credit facilities

The Group has a series of short term credit lines, with different credit entities, which usually bear interest at EURIBOR plus a margin.

c)             Debt related to Notes issued

Debt related to Notes issued corresponds to the multi borrower credit facilities between the Group and ONO Finance, PLC (the issuer) in relation to the Notes issued by the latter.

The principal activity of ONO Finance, PLC, established in the United Kingdom, is that of a finance company. ONO Finance, PLC’s business is the issuance of debt securities and the on-lending of the proceeds of such debt offerings to the Group. ONO Finance, PLC is owned 2% by Cableuropa, S.A.U.

The Group’s cable multiservice operators (except for Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U.) are obligors and guarantors under each of the indentures governing the Notes.  These guarantees are provided on a joint and several bases.

Since May, 1999, ONO Finance, PLC has issued different tranches of securities in the form of Senior Subordinated Notes (the “Notes”), which are listed on the Luxembourg stock exchange.

Detail of outstanding Notes as of June 30, 2005 is a follows:

Issue date	Number of Notes	Face value per Note	Annual coupon	Maturity
30 June 2000	113,702	1,000 EURO	14%	15 July 2010
9 February 2001	58,920	1,000 USD	14%	15 February 2011
9 February 2001	8,038	1,000 EURO	14%	15 February 2011
7 May 2004	180,000	1,000 EURO	10.5%	15 May 2014
7 May 2004	100,000	1,000 EURO	floating rate (1)	15 May 2014

(1)           3-month Euribor + 8.5%

All coupons are payable semi-annually except for the floating rate Notes due in 2014 which are payable quarterly.

The Notes mature 10 years after each issue, but the issuer has the right, at its own discretion, to repay them in advance, subject to certain conditions, from the fifth anniversary of their issue except for the floating rate Notes due in 2014 which can be repaid in advance, subject to certain conditions, from the second anniversary of their issue.

Multi borrower credit facilities (MBCF)

In connection with, and on the same date of, each of ONO Finance, PLC’s Notes issues, Cableuropa, S.A.U. and the Group’s other cable multiservice operators, as borrowers and guarantors and ONO Finance, PLC as lender, entered into multi borrower credit facilities agreements to transfer the Notes proceeds to the guarantors, in return for the guarantors agreeing to reimburse ONO Finance, PLC with:

•              the total face value of the Notes at their maturity, being the issue value of the Notes plus a management and reimbursement fee (“MRF”), that matches the Notes discounts, to be paid at maturity, and

•              enough interest to cover coupon payments on the Notes plus a margin.

An analysis of the outstanding MBCF’s as at June 30, 2005, is a follows:

		Euro or USD thousand (as applicable)				Euro thousand (except interest rates)
Maturity	Currency	Principal	Issue Premium(1)	Repurchase premium(2)	Total debt	Total debt(3)	Coupon(4)	Accrued interest expenses

2010	EURO	113,702	—	7,959	121,661	121,661	14.010%	7,303
2011	USD	50,791	8,129	4,124	63,044	52,137	16.252%	3,244
2011	EURO	6,929	1,109	563	8,601	8,601	16.252%	422
2014	EURO	180,000	—	—	180,000	180,000	10.50%	2,365
2014	EURO	100,000	—	—	100,000	100,000	variable (5)	1,329
						462,399		14,663

(1)           Registered as deferred expense and amortized on a straight-line basis during the estimated life of each contract.

(2)           Relates to the Group intention of canceling the 2010 and 2011 Notes in advance.

(3)           Notes nominated in USD have been converted applying the official exchange rate published by the ECB on June 30, 2005 of euro 1.00 = USD 1.2092

(4)           Coupon payable on principal.

(5)           3-month Euribor + 8.5%

d)             State subsidies

As part of the Spanish Programme for the Promotion of Technology Innovation (PROFIT), the Group obtained subsidies from the Ministry of Industry, Tourism and Commerce to finance the development of certain technology innovation projects. These subsidies are characterized as long term loans, most of them maturing in five equal annual installments starting on the third anniversary of the grant. These loans bear no interest and the obligations thereunder are supported by bank guarantees and deposits. These loans are to be repaid between 2005 and 2012.

10.          ACCOUNTS PAYABLE

	€ thousand
	June 30, 2005	December 31, 2004

Commercial suppliers	134,792	105,595
Taxes and social security	16,244	14,419
Fixed asset suppliers	135,615	129,540
Other short term creditors	6,717	8,284

	293,368	257,838

11.          OTHER LONG TERM LIABILITIES

	€ thousand
	June 30, 2005	December 31, 2004

Foreign exchange deferred income	3,318	20,598
EVCs	25,462	25,462
Other	16	—

Other long term liabilities	28,796	46,060

Deferred income

Deferred income as of June 30, 2005 and December 31, 2004 mainly comprises the unrealized gains on exchange rate associated to the multiborrower credit facilities denominated in US dollars (see note 9.c).

In the first half of 2005, foreign exchange gains amounting to euro 13.9 million have been recorded in the consolidated statement of profit and loss following the acquisition of two American euro call/USD put options related to the projected acquisition of Notes in 2006 (see notes 2 and 14).

Equity Value Certificates (EVCs)

Together with the issuance of the 2009 Notes and the 2011 Notes, ONO Finance, PLC issued EVCs. These EVCs are guaranteed by Cableuropa, S.A.U. The EVCs entitle their holders to receive cash under certain circumstances.

12.          PROVISION FOR COMMITMENTS AND CONTINGENCIES

	€ thousand
	June 30, 2005	December 31, 2004

Provision for discontinued operations in Portugal	3,503	3,628
Other provisions for liabilities and charges	7,155	5,585

Total provision for commitments and contingencies	10,658	9,213

a)             Provision for discontinued operations in Portugal

In 2002 the Group accounted for a provision to cover losses and contingencies derived from the decision of discontinuing operations in Portugal, amounting to euro 10.9 million. Out of this amount, in 2004 euro 3.3 million were applied to cover the dismantling costs and euro 0.1 million during the first six months of 2005.

b)             Other provisions for liabilities and charges

In 2003 the Group launched an Incentive plan aimed to attract and retain certain key employees and directors. The eligible employees have the right, subject to certain conditions, to receive an extraordinary cash bonus after three years since granted. The accrued provision as of June 30, 2005 and December 31, 2004, amounts to euro 5.0 million and euro 4.2 million, respectively.

13.          SHAREHOLDERS’ EQUITY

The share capital in Cableuropa, S.A.U. as of June 30, 2005 is euro 1,087,896,777 and consist of 1,087,896,777 fully subscribed and paid shares with a par value of euro 1 each.

The shares of Cableuropa, S.A.U., owned by its sole shareholder GCO are pledged to secure the Senior bank facility disclosed in note 9.

On March 11, 2005 Cableuropa, S.A.U. agreed an increase of the share capital, that was fully subscribed by Grupo Corporativo ONO, S.A. through the contribution of 100% of the shares of Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. which in turn was the sole shareholder of Retecal Interactiva, S.A.U. As of the date of preparation of these consolidated financial statements, Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. and Retecal Interactiva, S.A.U. have merged with Cableuropa, S.A.U. (see note 15).

14.          EXTRAORDINARY NET LOSS

The Group has replaced the former Senior bank facility with a new facility with a later maturity date (see note 9). Therefore as of June 30, 2005 the Group has written off the deferred expenses associated to the former Senior bank facility for an amount of euro 18.3 million, which is shown in the consolidated statement of profit and loss under the caption Net extraordinary expense.

During the second quarter of 2005 as a consequence of the commitment to repurchase the Notes issued in USD with maturity on 15 February 2011 at its first call date, and the purchase of the American Options (see note 2) the minimum exchange rate profit arisen in the mentioned Notes has been accounted for in the consolidated statement of profit and loss., for an amount of euro 13.9 million.

15.          SUBSEQUENT EVENTS

Merger of Cableuropa, S.A.U and some of its subsidaries.

On July 1, 2005 the public deed for the merger of Retecal Sociedad Operadora de Telecomunicaciones de Castilla y Leon, S.A., Retecal Interactiva, S.A.U., Mediterranea Norte Sistemas de Cable, S.A.U., Mediterranea Sur Sistemas de Cable, S.A.U. and Valencia de Cable, S.A.U. was registered in the Mercantile Register of Madrid. With effect for accounting purposes from January 1, 2005 Cableuropa, S.A.U., has assumed the rights and obligations of the merged companies, including concessions, licences and authorizations for the provision of cable broadcasting and telecommunications services in the areas in which the merged companies operated. The merged companies have been subsequently extinguished without liquidation.

As this merger is a vertical merger, as provided in Article 250 of the Spanish Companies Act, i.e. it has involved the absorption of a company wholly-owed by Cableuropa, S.A.U. this operation has not given rise to a capital increase in the acquiring company.

First call Notes EURO 2010

On July 15, 2005, 43,888 Notes of euro 1,000 each and maturing on 15 July 2010 were repurchased at a premium of 7% to nominal value amounting to euro 46.96 million.

Interest rate hedge

On July 20, 2005 we entered into an interest rate swap agreement to hedge our exposure to variable interest rate obligations related to a principal amounting to euro 500 million during the following five years.

Auna acquisition

On July 29, 2005 Grupo Corporativo ONO (“GCO”), sole shareholder of Cableuropa, announced it had reached an agreement to acquire Auna TLC, the fixed and cable business of Auna Group. The acquisition will be closed once the approval of the relevant competition authorities is obtained.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following information together with our unaudited consolidated financial statements and the related notes included in this report. This discussion may contain forward-looking statements, including those described in the “Forward-Looking Statements” section below, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements and elsewhere in this report. Except as may be required by applicable law, we will not publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

We are a leading provider of integrated telephony, broadband Internet, and cable television services to residential and business customers in Spain. We commenced operations in 1998 and, since that time, have pursued a strategy of rapid penetration generating multiple revenue streams to grow our business.

During 2004, Grupo Corporativo ONO, S.A., (“GCO”) our corporate parent, acquired 100% of Retecal, which holds the cable telecommunications franchise for the region of Castilla y León. In March 2005, Cableuropa performed a capital increase of 196,728,848 shares that was fully subscribed by GCO in exchange for the contribution of 100% of the capital stock of Retecal, following which Cableuropa became the sole shareholder of Retecal. In March 2005, Cableuropa delivered to the Mercantile Register the vertical mergers projects for Mediterranea Norte, Mediterranea Sur, Valencia and Retecal, all wholly-owned subsidiaries of Cableuropa. The vertical mergers were formalized on July 1, 2005. For accounting purposes, Retecal has been consolidated into the Cableuropa Group since January 1, 2005.

As of June 30, 2005, we had 838,347 residential customers and 24,214 primarily small and medium-sized business customers. During the six months ended June 30, 2005, we generated revenue of euro 291.1 million and EBITDA of euro 116.8 million, resulting in an EBITDA margin of 40.1%. During the six months ended June 30, 2004, we generated revenue of euro 214.0 million and EBITDA of euro 81.5 million.

As of June 30, 2005, we had passed almost 3 million homes. Our current addressable market is 7.0 million homes and 0.8 million businesses, representing approximately 34% of the 20.8 million homes and 29% of the 2.8 million businesses in Spain. We believe our franchise areas, especially those in our Mediterranean cluster, are growing rapidly both in the number of homes constructed each year and in gross domestic product per capita. We are continuing to expand our network in areas with attractive revenue potential.

Factors Affecting Our Business

Our residential services accounted for 90.3% of our total revenues for the six months ended June 30, 2005. Business services accounted for the remaining 9.7% of our total revenues for the six months ended June 30, 2005.

The following table sets forth certain information with respect to our network and services and the percentage change from period to period for each of the periods indicated.

	Six months ended		Percentage
	June 30, 2005	June 30, 2004	Change

Residential:
Homes passed	2,971,845	2,125,535	39.8%
Penetration	30.8%	33.6%	(2.8	)pp
Customers	838,347	626,221	33.9%
ARPU (in euro)(1)	53.8	54.1	(0.5)%
RGUs(2)	1,570,143	1,169,779	34.2%
RGUs per customer	1.87	1.87	—
Churn(3)	13.7%	13.0%	0.7	pp
Revenue (in euro millions) (4)	262.7	195.8	34.2%

Business:
Customers	24,214	15,374	57.5%
ARPU (in euro)(1)	192	209	(8.1)%
Revenue (in euro millions) (4)	28.4	18.2	56.0%

(1)           ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

(2)           RGUs are revenue generating units where each customer is counted as a revenue generating unit for each service for which such customer subscribes. See our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

(3)           Churn is a measure of the number of customers who stop using our services for the relevant quarter. For a definition of churn, see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

(4)           Revenues are shown for the six months ended each date reflected above.

The following are the key factors affecting our business:

Customers.  Our residential customer base (which includes small office and home office customers) increased by 33.9% from June 30, 2004 to June 30, 2005, reaching 838,347 customers. This growth in residential customers reflects three factors: (i) the Retecal customer base acquired, which amounts to 116,229 residential customers as of June 30, 2005, (ii) the increase in the number of homes passed and (iii) an increase in the percentage of homes passed that have been released to marketing. We have continued to build-out our network, and increased the take-up of services in areas already built-out, which passed 2,971,845 homes as of June 30, 2005 (556,925 of which come from Retecal) compared to 2,125,535 homes as of June 30, 2004. In addition, the growth in customers reflects the improved efficiency with which we are able to release to marketing the homes passed, reaching 91% as of June 30, 2005 versus 88% as of June 30, 2004.  Penetration decreased to 30.8% as of June 30, 2005, as compared with 33.6% as of June 30, 2004, due to the lower penetration rates in Retecal.

We continue to focus on improving our customer service and enhancing our service offerings to existing and new customers in an effort to manage our customer churn rate. Our annualized churn rate was 13.7% in the second quarter of 2005 as compared with 13.0% for the same period in 2004.

Our focus on marketing to small and medium sized enterprises has resulted in an increase in our business customer base to 24,214 customers as of June 30, 2005 (4,014 of which come from Retecal) from 15,374 as of June 30, 2004.

ARPU.  ARPU is a measure we use to evaluate how effectively we are realizing revenues from each of our customers. ARPU for residential services has decreased by 0.5% to €53.8 for the second quarter of 2005 from €54.1 for the second quarter of 2004, mainly as a result of lower residential ARPU in Retecal.

ARPU for business services has decreased by 8.1% to €192 for the second quarter of 2005, from €209 for the second quarter of 2004, reflecting the growth in the small and medium enterprises as percentage of our total business customers.

RGUs.  As with ARPU, we use RGUs per customer as a measure of how effectively we are realizing potential revenues from each customer. We encourage our residential customers to subscribe to more than one service by offering a variety of packages, each of which includes a variable combination of telephony, Internet and cable television services at a price that is generally lower than the aggregated price of these services purchased on an individual basis from us or our competitors. We also offer our business customers packages that include a combination of voice and data services. As of June 30, 2005, 22.5% of our total residential customers received three services and 66.9% received either two or three services, resulting in a RGUs per customer rate of 1.87 as of June 30, 2005, which is the same as of June 30, 2004.

Results of Operations for the Six Months Ended June 2005 and 2004.

The following table sets forth certain summary financial and operating information and the percentage change from period to period for each of the periods indicated.

	Six months ended
	June 30, 2005	June 30, 2004	Percentage change
	(euro in millions)
Revenues	291.1	214.0	36.0%
Operating expenses	(243.5)	(180.9)	34.6%
Operating profit	47.6	33.2	43.4%
Amortization of goodwill	(9.9)	(6.7)	47.8%
Net financial expense	(57.4)	(54.0)	6.3%
Net extraordinary income/(expense)	(6.8)	(61.6)	(89.0)%
Profit / (loss) before income tax and minority interests	(26.5)	(89.1)	(70.2)%
Income tax credit/(charge)	(0.8)	26.3	n/a
Profit / (loss) before minority interests	(27.3)	(62.8)	(56.5)%
Loss / (profit) attributed to minority interest	—	2.1	n/a
Net profit/(loss) for the period	(27.3)	(60.7)	(55.0)%

Revenues

Our revenues are derived from residential services (which comprise revenues from residential telephony, residential Internet and cable television services) and business and other services (which mainly comprise voice and data services to business customers, mainly in our franchise areas).

Our revenues have increased during the periods under review. The following table sets forth our revenues derived from residential and business and other services, their proportion of total revenues and the percentage change from period to period for each of the periods indicated.

	Six months ended
	June 30, 2005	June 30, 2004	Percentage change
	(euro in millions, except percentages)
Residential services	262.7	195.8	34.2%
Proportion of total revenues	90.3%	91.5%	(1.2	)pp
Business and other services	28.4	18.2	56.0%
Proportion of total revenues	9.7%	8.5%	1.2	pp
Total revenues	291.1	214.0	36.0%

Residential Services

Revenues derived from our residential services increased during the periods under review. The principal factors behind the increase in our revenue have been the substantial increase in our residential customer base due to the continued build-out of our networks, the Retecal acquisition (contributing €31.9 million revenue from residential services in the six-months period ended June 30, 2005) and the introduction of new higher value services. While telephony services continued to account for the largest portion of our revenues, the substantial increase in revenue from broadband Internet services and the migration to digital television services have also had an impact on our revenues.

The following table sets forth revenues from each of our residential services and the proportion of total residential revenues generated by each service for each of the periods indicated.

	Six months ended
	June 30, 2005	June 30, 2004	Percentage change
	(euro in millions, except percentages)
Residential telephony	130.5	103.5	26.1%
Proportion of total residential revenue	49.7%	52.9%	(3.2	)pp
Residential Internet	65.7	42.2	55.7%
Proportion of total residential revenue	25.0%	21.5%	3.5	pp
Residential cable television	66.5	50.1	32.7%
Proportion of total residential revenue	25.3%	25.6%	(0.3	)pp
Total residential revenue	262.7	195.8	34.2%

Residential Telephony.  Our residential telephony revenues comprise monthly fees for line rental, usage charges, initial connection charges and fees for other telecommunications services, including charges for additional value added services.

The following table sets forth certain information with respect to our residential telephony services and the percentage change from period to period for each of the periods indicated.

	Six months ended		Percentage
	June 30, 2005	June 30, 2004	Change

Residential Telephony:
Customers	737,416	585,017	26.0%
Penetration	27.3%	31.4%	(4.1	)pp
ARPU (in euro)(1)	30.3	30.5	(0.7)%
Revenue (in euro million)	130.5	103.5	26.1%

(1)           ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

Revenue from residential telephony services increased by 26.1% in first half of 2005, as compared with the same period of the previous year. The increase in 2005 primarily reflects the increase in our total residential telephony customer base as we continued to build-out our networks and the revenues incorporated from Retecal. The decrease in penetration to 27.3% as of June 30, 2005, as compared with 31.4% as of June 30, 2004, is mainly due to the incorporation of Retecal figures with lower penetration rates. ARPU during the second quarter of 2005 remained similar as compared with ARPU during the second quarter of 2004.

Residential Internet.  Revenues from Internet services are derived mainly from fixed monthly fees and sales of cable modems.

The following table sets forth certain information with respect to our Broadband Internet services and the percentage change from period to period for each of the periods indicated.

	Six months ended		Percentage
	June 30, 2005	June 30, 2004	Change

Residential broadband Internet:
Customers	372,246	224,893	65.5%
Penetration	13.8%	12.1%	1.7	pp
ARPU (in euro)(1)	30.3	33.1	(8.4)%
Total Internet Revenue (in euro million)	65.7	42.2	55.7%

(1)           ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

The increase in revenues during the periods under review principally reflects the increase in our customer base, higher total broadband Internet penetration and the increasing proportion of broadband Internet customers. Our total Internet broadband penetration increased to 13.8% as of June 30, 2005 from 12.1% for the same period in 2004. As of June 30, 2005, approximately 44.4% of our residential customers subscribed to broadband Internet services as compared with approximately 35.9% as of June 30, 2004. We believe that broadband Internet services are an increasingly popular service for our customers and expect our penetration for this service to increase. ARPU for broadband Internet services during the second quarter of 2005 was €30.3, €2.8 lower than ARPU for the same quarter of the previous year mainly due to the incorporation of Retecal figures with lower ARPU and the competitive environment.

Residential Cable Television.  Our cable television revenues are mainly derived from fixed fees, such as monthly subscription fees for basic and premium services, set top box rental charges and variable fees for pay-per-view services.

The following table sets forth certain information with respect to our residential cable television services and the percentage change from period to period for each of the periods indicated.

	Six months ended		Percentage
	June 30, 2005	June 30, 2004	Change

Residential cable television:
Customers
analog services	144,402	232,458	(37.9)%
digital services	311,424	122,210	154.8%
Total	455,826	354,668	28.5%
Penetration
analog services	5.4%	12.5%	(7.1	)pp
digital services	11.6%	6.6%	5.0	pp
Total	17.0%	19.1%	(2.1	)pp
ARPU (in euro) (1)	25.2	25.6	(1.6)%
Revenue (in euro million)	66.5	50.1	32.7%

(1)           ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

The increase in revenues derived from cable television services during the six months ended June 30, 2005 is principally due to the increase in our cable television customer base, the increasing proportion of our customers subscribing to higher priced digital television services during the period and to the growing use of pay-per-view television services by our digital television customers following our launch of near-video-on-demand services. ARPU in the second quarter of 2005 slightly decreased compared with the same quarter of 2004 due to the incorporation of Retecal customers, which have lower ARPU. Total penetration of residential cable television services declined to 17.0% as of June 30, 2005 as compared to 19.1% as of June 30, 2004, mainly due to the incorporation of Retecal figures with lower penetration rates.

Business and other services

Revenues from business and other services are derived from fees paid by business customers, principally small and medium sized enterprises, for voice and data services, which we offer individually or as a package, and from telephony usage.

The following table sets forth certain information with respect to our business and other services and the percentage change from period to period for each of the periods indicated.

	Six months ended		Percentage
	June 30, 2005	June 30, 2004	Change

Business and other services:
Customers	24,214	15,374	57.5%
ARPU (in euro)(1)	192	209	(8.1)%
Revenue (in euro millions)	28.4	18.2	56.0%

(1)           ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

Our focus on marketing to small and medium sized enterprises during the periods under review and the incorporation of Retecal business customers has resulted in an increase in our business customer base to 24,214 customers as of June 30, 2005 from 15,374 as of June 30, 2004.

The increase in revenues from business services during the six months ended June 30, 2005 principally reflects the incorporation of Retecal figures (which contributed revenues of €5.4 million in the six-months period ended June 30, 2005), the increase in our business services customer base as a result of the continued development of our networks and an increased focus on marketing to small and medium sized enterprise customers. ARPU for business services decreased during the second quarter of 2005 as compared with the second quarter of 2004 reflecting the growth in the small and medium enterprises as percentage of our total business customers

Operating Expenses

Our operating expenses comprise cost of services; selling, general and administrative expenses; costs capitalized as property and equipment and depreciation and amortization. The following table sets forth our operating expenses and the percentage change from period to period for each of the periods indicated.

	Six months ended		Percentage
	June 30, 2005	June 30, 2004	Change
	(euro in millions)
Cost of services	79.2	62.9	25.9%
Selling, general and administrative	106.3	78.8	34.9%
Cost capitalized as property and equipment	(11.1)	(9.2)	20.6%
Depreciation and amortization	69.1	48.3	43.1%
Total Operating expenses	243.5	180.9	34.6%

Our operating expenses increased by 34.6% during the six months ended June 30, 2005 to €243.5 million as compared with €180.9 million during the six months ended June 30, 2004. The increase of our operating expenses mainly reflects the incorporation of Retecal figures.

Cost of Services. Cost of services principally consists of interconnection and backbone network costs for telecommunications services, Internet connectivity costs, the cost of the cable modems we sell, fiber, circuit and duct renting expenses and programming fees for cable television programming services. Interconnection costs for telephony services are generated by calls made by our customers that terminate outside our network. Internet connectivity costs mainly consist of fees for the bandwidth used for our Internet transit outside of Spain. Cable television programming fees consist primarily of fees paid to commercial broadcasters to distribute their cable television content and fees paid to distribute movies and soccer on a pay-per-view basis. Cost of services increased during the periods under review, which mainly reflects the incorporation of Retecal figures. However, our cost of services has decreased as a percentage of total revenues to 27.2% for the six months ended June 30, 2005 as compared to 29.4% for the six months ended June 30, 2004. These decreases reflect economies of scale which have reduced our costs of interconnecting our telephony services, the renegotiation of contracts for Internet transit and cable television programming and the increased proportion of higher margin products, such as broadband Internet services, within our portfolio of services offered.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist principally of expenses related to wages and salaries and other operating expenses, including professional services, marketing and selling expenses, network operation and maintenance, information systems, administrative overhead and billing costs. As a percentage of total revenues, selling, general and administrative expenses were 36.5% in first half of 2005, as compared with 36.8% in first half of 2004. The reduction in selling general and administrative expenses as a percentage of revenues reflects economies of scale, renegotiation of contracts and our focus on cost management despite the continued expansion of our business during the periods under review.

Costs Capitalized as Property and Equipment.  We capitalize direct labor costs associated with the development and construction of our network. The increase in costs capitalized as property and equipment during the periods under review reflects the continued extension of our network build-out.

Depreciation and Amortization.  Depreciation and amortization expense is principally related to the depreciation of our network, customer premise equipment and installation costs incurred in connection with the addition of new subscribers, and to the amortization of intangible assets. During the six months ended June 30, 2005, depreciation and amortization expense increased, mainly as consequence of the incorporation of Retecal figures and the vertical mergers consolidated for accounting purposes since January 1, 2005 (see our financial statements included in this report).

Operating Profit

We calculate operating profit as revenue minus operating expenses. In the first half of 2005 we generated €47.6 million operating profit, a 43.4% increase as compared to the €33.2 million obtained in the first half of 2004. This improvement reflects the increase in revenues which outweighed the increase in operating expenses during the periods under review.

Amortization of Goodwill

Between 1999 and 2001, most of the former shareholders in our subsidiaries exchanged their interest in the relevant subsidiary for ordinary shares of Cableuropa. Thereafter, our wholly owned operating subsidiaries were merged into Cableuropa, which acquired all of their assets and liabilities. We booked goodwill as a result of this reorganization.

We amortized €9.9 million of goodwill during the six months ended June 30, 2005, a €3.2 million increase as compared to the €6.7 million incurred for the same period in last year. This increase reflects the consolidation of Retecal.

Net Financial Expense

Net financial expense was €57.4 million in the first half of 2005, a 6.3% increase compared to the €54.0 million incurred for the first half of 2004, mainly due to the increase in debt and the incorporation of Retecal figures.

Net Extraordinary Income/(Expense)

The net extraordinary loss in the first half of 2005 was mainly due to the deferred expenses related to the 2001 senior bank facility written off as it was replaced by the 2005 senior bank facility and the effect of the extraordinary gain registered due to the USD option acquired hedging the call option on the 2011 USD Notes.

Income Tax

Since we commenced operations, we have incurred losses every year except for 2003. We book the related tax credits in our financial statements. In the half year ended June 30, 2005, we generated net tax charge of €0.9 million due to the impact of the extraordinary income, even though we expect to generate net tax credits for the year 2005. Under Spanish corporate income tax law, tax losses can generally be carried forward for up to 15 years from the date such losses where incurred. We do not anticipate paying any income taxes for the next several years, as our outstanding tax loss carry forwards can be used to offset any future taxable income.

Liquidity and Capital Resources

Our liquidity requirements arise primarily to meet our ongoing debt service obligations and to fund our planned network build-out and working capital requirements until the time when we expect to achieve positive cash flow. We do not expect to achieve positive cash flow before the end of 2006. Our principal sources of funds are cash flow from operations, borrowings under our 2005 Senior Bank Facility and borrowings under other financing agreements. Subject to no material changes in our operations or in our operating environment, we believe that our sources of funding will be sufficient to fund our liquidity requirements.

Capital Expenditures

Our business is capital intensive. We incurred capital expenditures of €118.0 million and €94.8 million during the six months ended June 30, 2005 and June 30, 2004, respectively. These capital expenditures were funded primarily with EBITDA and drawings under our 2005 Senior Bank Facility and 2001 Senior Bank Facility, respectively.

Our capital expenditure is principally related to network build-out, set-top boxes and installations. A substantial portion of this capital expenditure relates to the discretionary extension of our network. In the short term, we believe we could defer a significant portion of these discretionary costs if liquidity were limited before significant network performance issues would arise. In the longer term, we would need to continue a certain level of investment to maintain the level of service and performance we seek to offer our customers.

Financing Arrangements

In addition to cash flow from our operating activities, our other sources of liquidity include short and long term debt facilities and cash on hand. As of June 30, 2005, our total indebtedness was approximately €1,462.2 million. In addition, we had available but undrawn funds of approximately €122.0 million and cash on hand of approximately €1.7 million. We expect to incur additional indebtedness principally from drawings under 2005 the Senior Bank Facility to fund net losses (including, as necessary, interest on the 2005 Senior Bank Facility itself) and the build-out of our networks. The following table sets forth amounts available to us but un-drawn as at June 30, 2005:

Sources of financing	Amount available
(euro million)
2005 Senior Bank Facility	122.0
Total amount available	122.0

As of June 30, 2005, we had drawn €878 million out of the €1,000 million available under our 2005 Senior Bank Facility.

For additional information regarding the foregoing debt agreements see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of changes in the value of financial instruments, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates and interest rates.

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency exchange rate risk by managing the amount of our outstanding variable interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exchange rate exposure, and as market conditions warrant, we and our affiliates may enter into currency or interest rate hedging transactions and may purchase or trade the Notes from time to time in privately negotiated or open market transactions using funds available to us.

Interest Rate Sensitivity

Borrowings under our 2005 Senior Bank Facility bear interest at a floating rate determined by reference to EURIBOR plus 2.5%. In addition, our other outstanding debt with credit entities usually bear interest at EURIBOR plus a margin. Moreover, as part of our Refinancing Transactions, on May 7, 2004, ONO Finance issued €100 million floating rate notes, priced at three months EURIBOR plus a margin of 8.5%, which were lent to us on substantially the same terms.  Accordingly, as at June 30, 2005 we had variable interest rate debt outstanding of €978 million and exposure to risk due to fluctuations of interest rates.

Under the terms of our 2005 Senior Bank Facility we were committed to cover, prior to August 9, 2005, our risk under at least 50% of our interest rate exposure under tranches A and B of the 2005 Senior Bank Facility for at least three years. Accordingly, on July 20, 2005 we entered into an interest rate swap agreement to hedge our exposure to variable interest rate obligations related to a principal amounting to euro 500 million during the following five years.

The table below shows the variable interest long-term debt as of June 30, 2005.

								Euro
	Expected maturity date							millions
	(EUR in millions)							Fair
	2005	2006	2007	2008	2009	Thereafter	Total	value
Senior bank facility (Euribor + 2.50%)	—	(4)	(36)	(80)	(192)	(566)	(878)	(878)
2014 EUR Floating Rate Notes (Euribor + 8.5%)	—	—	—	—	—	(100)	(100)	(100)

Foreign currency exchange rate sensitivity

The table below shows the annual payments of interest and principal on our outstanding foreign currency denominated debt.

	Expected maturity date							Fair
	2005	2006	2007	2008	2009	Thereafter	Total	value(1)
	(USD in millions)							(euro in
								millions)

Interest payments on the 2011 USD Notes	(4.12)	(8.25)	(8.25)	(8.25)	(8.25)	(12.37)	(49.49)
2011 USD Notes	—	—	—	—	—	(58.92)	(58.92)	(1)

(1)         Fair value of the relevant Notes has not been able to be calculated as there is no active market for this Notes at that date.

We have a cross-currency swap signed in prior years with the purpose of hedging 100% of the exposure on interest payments on the outstanding 2011 USD Notes. The principal outstanding amount of the 2011 USD Notes as of June 30, 2005 is $58.9 million.

Effect of Inflation

We do not currently believe that our business will be affected by inflation to a significantly different extent than the general economy. However, we cannot assure you that inflation will not have a material adverse effect on our business in the future.

New Accounting Standards

No new Spanish GAAP standards have been issued that significantly affect our financial statements.

Forward-Looking Statements

This report contains forward-looking statements. These forward-looking statements include all matters that are not historical facts,  regarding future events or prospects. Statements containing the words “believe,” “expect,” “intend,” “anticipate,” “will,” “positioned,” “project,” “risk,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking statements.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows to differ from our current expectations include, but are not limited to:

•              our continued and substantial net losses;

•              our ability to generate sufficient cash flow to fulfill our debt obligations;

•              our substantial leverage and ability to service our debts;

•              changes in the accounting standards under which we prepare our financial statements;

•              our failure to ensure sufficient access to premium programming;

•              difficulties we may encounter in finalizing the integration of Retecal or any future acquisition targets and the extent to which it is necessary to devote significant management time and capital resources to any acquired business;

•              our reliance on others to provide us with mission critical hardware and software;

•              our ability to avoid unanticipated network downtime;

•              our failure to maintain and upgrade our network;

•              our failure to retain our key employees;

•              competition from other companies in our industry and our ability to retain or increase our market share;

•              the anticipated growth of the telecommunications, Internet access and cable television industries in Spain;

•              the effect of changes in the regulatory environment on the telecommunications and cable television industries in Spain;

•              restrictions and limitations on our activities contained in the agreements governing our debt;

•              our ability to access the financial markets in order to refinance our debt; and

•              general economic conditions and business condition in the markets served by us.

Consequently, our current business plan, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us. These forward-looking statements are uncertain and we cannot assure you that any such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. We urge you to read our annual report for 2004 on Form 20-F, filed with the SEC on April 27, 2005.

We currently file periodic reports with the SEC that are publicly available. In addition, we are currently subject to the ongoing reporting requirements of the Luxembourg Stock Exchange.

Apart from any requirements pursuant to the laws and regulations discussed above, we have no obligation to, and do not intend to, update publicly or revise any forward-looking statements in this report, whether as a result of new information, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this report.

PART II -  OTHER INFORMATION

ITEM 1.        LEGAL PROCEEDINGS

There have been no material changes with respect to this item since the filing of our annual report on Form 20-F for the year ended December 31, 2004 filed with the SEC on April 27, 2005.

ITEM 2.        CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.        DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.        SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

None.

ITEM 5.        OTHER INFORMATION

None.

ITEM 6.        EXHIBITS AND REPORTS ON FORM 8-K

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cableuropa, S.A.U.

Date: July 27, 2005

By: /s/ Richard Alden
Richard Alden
Chief Executive Officer